RELIANCE Communications
Anil Dhirubhai Ambani Group



Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

2nd July, 2010

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a Media Release dated 1st July, 2010 to the stock exchanges in India in the matter of acquiring Digicable, copy of the said Media Release is enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
President and Company Secretary

Encl: As Above

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.rcom.co.in

July 01, 2010

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719

BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38/8347/48 /
66418124/25/26

NSE Symbol: RCOM

Dear Sir,

Sub: MEDIA RELEASE

We enclose herewith the media release dated July 01,2010 being issued by the Company which is self explanatory.

Kindly inform your members accordingly.

Yours faithfully
For **Reliance Communications Limited**



Hasit Shukla
Company Secretary

Encl: as above.

RELIANCE Communications
Anil Dhirubhai Ambani Group

Media Release

RCOM ACQUIRES DIGICABLE, INDIA'S NO. 1 CABLE TV SERVICE PROVIDER

COMBINED ENTITY COMPRISING RCOM DTH AND DIGICABLE TO BE NAMED "RELIANCE DIGICOM"

GAME CHANGING MOVE TO USHER DIGITAL TV AND ULTRA HIGH SPEED BROADBAND REVOLUTION ACROSS ADDRESSABLE UNIVERSE OF OVER 100 MILLION HOMES IN INDIA

PIONEERING INITIATIVE TO COMBINE STRENGTHS OF RCOM'S WORLD CLASS INFRASTRUCTURE WITH THE FORMIDABLE POWER OF LOCAL RELATIONSHIPS OF CABLE OPERATORS

OFFERING OVER 500 DIGITAL QUALITY AND 100 HD CHANNELS ON 3D READY TV PLATFORM; AND ULTRA HIGH SPEED BROADBAND ACCESS UPTO 100 MBPS SPEEDS

ASIA'S LARGEST AND WORLD'S 5TH LARGEST TRIPLE PLAY SERVICE PROVIDER

RELIANCE DIGICOM TO START WITH COMBINED SUBSCRIBER BASE OF 11 MILLION HOMES

MARKET LEADERSHIP IN 110 TOWNS, INCLUDING TOP 6 METROS, WITH 16% SUBSCRIBER MARKET SHARE OF PAY TV HOMES

DISTRIBUTION REACH SPANNING 1 LAKH RETAIL OUTLETS IN 7,000 TOWNS AND 10,000 LOCAL CABLE OPERATORS

RCOM, INDIA'S LARGEST BROADBAND SERVICE PROVIDER, WITH FULLY INTEGRATED WIRED AND WIRELESS BROADBAND TECHNOLOGIES, 3G SPECTRUM AND DIGITAL CABLE PLATFORM, BEST PLACED TO LEAD BROADBAND REVOLUTION IN INDIA

Mumbai, July 1, 2010: The Board of Directors of Reliance Communications Ltd. (RCOM) today approved a proposal to acquire Digicable, India's largest Cable TV service provider, in an all-stock deal of the new entity, subject to definitive documentation, necessary approvals etc.

The new entity named **"Reliance DigiCom"** is an integration of RCOM's DTH, IPTV and Retail Broadband Operations, with Digicable. This will be India's / Asia's largest, and the World's 5th largest company, to offer the full-suite of Triple Play services – Digital TV, Ultra High-Speed Broadband and Voice.

Commenting on the acquisition, Mr. Anil D. Ambani, Chairman, Reliance Communications, said:

"Reliance Communications led the telecom revolution in India by growing its subscriber base to over 100 million customers in a short span of just five years. The Digital TV and Broadband space is poised for similar explosive growth in the years ahead. With this game changing move, we hope to lead the next revolution in digital home entertainment in India, by offering a world class TV experience and ultra high speed broadband capability to a billion people.

The new company, Reliance DigiCom, will fuel our '4-screen strategy' to own mobile, cinema, TV and computer screens, that are rapidly becoming an integral part of our customers' daily lives, leading to world-class convergence of information, communication and entertainment solutions and services."

Reliance DigiCom's Triple Play Services comprise of:

- **Digital TV (DTH, Cable, IPTV, HITS):** Digital TV platform ready to offer double the number of channels as available on any existing platform, and a host of innovative Value Added Services

  - Over 500 digital quality and 100 High Definition Channels
  - Internet on TV
  - 3D TV
  - Video on Demand
  - Interactive Gaming

- **Broadband:** Metro Ethernet and Digital cable combination to offer internet speeds of up to 100 mbps, significantly ahead of all proven Wireless, Wimax and Broadband Wireless Access (BWA) technologies

- **Voice:** Voice over Internet Protocol

Reliance Communications, credited with the fastest ramp-up of DTH subscribers in the world, is confident of building an extremely profitable business model from a high potential yet currently fragmented / underdeveloped TV and Broadband market in the country.

About Reliance Communications

Reliance Communications Limited founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a net worth in excess of Rs. 64,000 crore (US$ 13.6 billion), cash flows of Rs. 13,000 crore (US$ 2.8 billion), net profit of Rs. 8,400 crore (US$ 1.8 billion).

Reliance Communications is India's foremost and truly integrated telecommunications service provider. The Company, with a customer base of 109 million including over 2.5 million individual overseas retail customers, ranks among the Top 4 Telecom companies in the world by number of customers in a single country. Reliance Communications corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 24,000 towns and 600,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 190,000 kilometers of fiber optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

Reliance Communications
Anil Dhirubhai Ambani Group

Media Release

About Reliance BIG TV - DTH Service

A wholly owned subsidiary of Reliance Communications, India's largest integrated telecom service provider, offers India's first fully Digital Home Entertainment Service using MPEG-4 platform, under BIG TV DTH brand. The world's most advanced MPEG4 DTH technology platform enables BIG TV DTH to offer over 230 TV, Cinema and Audio channels, the highest by any other DTH operator in the country. With 20 exclusive movie channels in English, Hindi and Regional languages, BIG TV DTH offers a choice of 600 new movies every year, unmatched by any DTH or cable operator in the country.

The country's largest on-ground infrastructure for a Home Entertainment created by BIG TV DTH would enable the company to serve over 5 million new customers every year and will offer multiple price points and packaging offers to suit needs of all customer segments. The state-of-the-art Customer Service mechanism is fully functional and ready to serve a minimum of 50,000 customers every day in 11 Indian languages. Available at launch across 7000 towns, over 2000 exclusive Reliance branded stores and over 100,000 retail points, BIG TV DTH is the largest retail rollout of a Home Entertainment Service in India. BIG TV DTH Toll Free Number: 1-800-200-9001; Website: www.BIGTV.co.in SMS BIGTV to 55454.

About Digicable

Established in August 2007, Digicable is one of the largest Cable TV service providers in the country. The company is promoted by Mr. Jagjit Singh Kohli along with Mr. Yogesh Shah. Mr. Kohli is a pioneer in Cable TV and Broadcasting industry with several path-breaking achievements to his credit. Digicable has geared up with the latest International technology and equipment to provide Triple Play Services such as Voice Over Internet Protocol, Pay Per View / Video on Demand and Gaming / Interactive Gaming on its digital platform in the near future.

For More Information Please Contact:

Name	Freddy Castro	Anuj Bakshi
Reliance Mobile	+91 9321925648	+91 9321721722
Email	frederick.castro@relianceada.com	anuj.bakshi@relianceada.com